Filed pursuant to Rule 433

Registration No. 333-158580

October 15, 2009

Pengrowth Energy Trust

Treasury Offering of Common Shares

Terms and Conditions

Issuer:	Pengrowth Energy Trust (“Pengrowth” or the “Trust”).

Issue:	Treasury offering of 28,847,000 trust units (the “Units”).

Issue Price:	C$10.40 per Unit.

Issue Amount:	C$300,008,800.

Use of Proceeds:	The net proceeds of the Issue will be used to repay indebtedness under Pengrowth’s credit facilities and for general corporate purposes.

Distributions:

Pengrowth currently pays a monthly distribution of C$0.07 per Unit (C$0.84 per Unit annually). Purchasers of the Issue will be entitled to receive the distribution payable on November 16, 2009, payable to unitholders of record on October 30, 2009.

Form of Offering:

Offered by way of a shelf prospectus in all provinces and territories of Canada, in the United States pursuant to the Multi-Jurisdictional Disclosure System and internationally as expressly permitted by the Trust.

Underwriting Basis:	“Bought deal” subject to formation of a mutually agreed upon underwriting syndicate and conventional bought deal termination provisions to be included in a definitive underwriting agreement.

Listing:

Application will be made to list the Units on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”). The existing units of Pengrowth are listed on the TSX under the symbol “PGF.UN” and the NYSE under the symbol “PGH”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, DPSPs and TFSAs.

Sole Bookrunner:	RBC Capital Markets.

Co-Lead Manager:	BMO Capital Markets.

Selling Concession:	C$0.26 per Unit.

Closing:	October 23, 2009.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it from RBC Capital Markets in Canada, Attention: Distribution Centre, 277 Front St. W., 5th Floor, Toronto, Ontario M5V 2X4 (telephone: 416-842-5349, fax: 416-313-6066); or in the U.S. from RBC Capital Markets Corporation, Attention: Prospectus Department, Three World Financial Center, 200 Vesey Street, 8th floor, New York, NY 10281-8098 (telephone: 212-428-6670, fax: 212-428-6260).